

December 20, 2012

Via E-mail
Keith G. Larsen
Chief Executive Officer
U.S. Energy Corp.
877 North 8th West
Riverton, Wyoming 82501

> **Re: U.S. Energy Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 0-06814**

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 7

Texas and Louisiana, page 12

1.   We note your statement, "The KM Ranch #1H well… had an announced initial gross production rate of 418 BOE/D from 11 fracture stimulation stages." The energy equivalency for oil and natural gas is six MCFG per barrel of oil equivalent (BOE) from page 126. In order to avoid confusion concerning the energy and price equivalency of oil and natural gas, please expand your disclosure of production rates to include the figures for oil and for gas.

Properties, page 30

Proved Undeveloped Reserves, page 32

2.   We note that you disclose your proved undeveloped (PUD) reserves as of the beginning
        and end of 2011 and indicate that some changes were due to the conversion of 79 MBOE
        to proved developed status. However, given that you had significant increases in PUD
        reserves, you should follow the guidance in Item 1203(b) of Regulation S-K which
        requires the disclosure of "…material changes in proved undeveloped reserves that
        occurred during the year, including proved undeveloped reserves converted into proved
        developed reserves." Please revise your presentation to identify material changes of PUD
        reserves due to: revisions of previous estimates; improved recovery; acquisitions and
        divestures of properties; extensions and discoveries.

3.   We note your statement "As of December 31, 2011, we have no proved undeveloped
        reserves that have been on the books in excess of five years…". Please tell us whether
        you have PUD reserves that are scheduled for development beyond five years of booking.
        You may refer to FASB ASC Section 932-235-20 Glossary for the definition of proved
        undeveloped reserves.

Oil and Gas Production, Production Prices, and Production Costs, page 33

4.   The guidance in Item 1204(a) of Regulation S-K requires separate disclosure of
        production for an area containing at least 15% of your proved reserves. As such, it
        appears that you should disclose the annual production at your Williston Basin area in
        each of the last three years.

Acreage, page 35

5.   We note that your table of leasehold acreage does not include details of acreage and lease
        expiration. Item 1208(b) of Regulation S-K requires the disclosure of material acreage
        which will expire in the near term, e.g. each of the next three years. Please expand your
        disclosure to comply with this requirement.

Exhibit 99.2

6.   On page 3 of the third party reserve report the average adjusted natural gas price used for
        reserve estimates appears as $8.16/MCF while the benchmark price is $4.118/MMBTU.
        However, on page 33 of your Form 10-K you disclose that your 2011 average historic
        received price was $4.85/MCFG. Please explain to us the adjustments you made to arrive
        at the $8.16 price used in your estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments, or myself at (202) 551-3686.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief